COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE
REQUIREMENT
REGARDING (RUMORS/REPORT OF) POSSIBLE ACQUSITION OF SHARES OF GAZTRANSPORT & TECHNIGAZ

POSCO clarifies that it has not considered acquisition of a certain number of shares of Gaztransport & Technigaz, a French corporation (the “Project”). Nevertheless, POSCO may consider participating in the Project in the future if there is any request therefor from domestic shipbuilders.

In accordance with the disclosure requirements under the Korea Exchange regulations, POSCO will promptly disclose material information regarding the Project as soon as any such information is made available.